**AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group



10 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms. Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 6 June 2002, Re: Litigation against Ambang Maju Sdn. Bhd., a 70% owned subsidiary of Amsteel Corporation Berhad for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.



Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dlw 6/28

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Secretary

Form Version 2.0

**General Announcement**

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **06-06-2002 06:12:47 PM**
Submitted by **AMSTEEL** on **06-06-2002 06:18:22 PM**
Reference No **AA-020606-7FD5C**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **CHAN POH LAN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Litigation against Ambang Maju Sdn. Bhd., a 70% owned subsidiary of Amsteel Corporation Berhad**

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad ("Amsteel") wishes to inform that Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn. Bhd. ("Ambang Maju"), a 70% owned subsidiary of Amsteel.

Background to the Litigation

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

The Litigation

AHIP alleges that:

i. although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;
ii. the difference of RM6 million was to be utilized by AHIP to defray its cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and
iii. since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum

Secretary

from 10 December 2001 till date of full settlement and litigation costs.

The Directors of Amsteel are awaiting legal advice as to the next course of action to be taken in this litigation.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**